FPFX Shareholder Value Committee
                                  7 Egret Lane
                              Aliso Viejo, CA 92656

                                                                October 12, 2005
Mail Stop 04-09
---------------

Mr. Daniel F. Duchovny Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 -3628

              Re:      FirstPlus Financial Group
                       Revised Preliminary Proxy Statement on Schedule 14A
                       Filed October 7, 2005 by James T. Capretz, Robert D. Davis, George R. Eberting, James P. Hanson and Danford L. Martin (the FPFX Shareholder Value Committee)
                       SEC File Number 1-13753

Dear Mr. Duchovny:

         I am in receipt of your letter dated October 11, 2005 regarding the Revised Preliminary Proxy Statement filed by the above-referenced shareholders (the "Participants") in connection with the solicitation of proxies in connection with the upcoming Special Meeting of Shareholders (the "Meeting") of FirstPlus Financial Group, Inc. (the Company"). A response to your comments is submitted concurrently with a Revised Preliminary Schedule 14A. We respond to staff's comments as follows:

Schedule 14A
------------

1. Reasons for Solicitation, page 6. We have removed the paragraph which stated:
"If elected, the Committee Nominees intend to consider alliances and/or mergers that would enhance shareholder value, to the fullest extent possible."

         We would like to distribute the Definitive Proxy Statement as soon as possible. If you have any questions or need additional information, please contact our counsel, Nathan Jenkins, Esq. at (775) 829-7800. His cell phone number is 775-690-0888 and his email address is njenkins@jenkinscarter.com. I appreciate your help in this matter.

         Sincerely,


         /s/ Danford L. Martin
         Danford L. Martin
         FPFX Shareholder Value Committee
         7 Egret Lane
         Aliso Viejo, CA  92656

Cc:  Nathan Jenkins, Jerry Carter, Committee Members